Exhibit 12

CA, Inc.
STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Fiscal Year					Nine Months Ended
	2013	2014	2015	2016	2017	December 31, 2017
Earnings available for fixed charges:
Earnings from continuing operations before income taxes, minority interest and discontinued operations	$1,260	$1,016	$1,115	$1,084	$1,073	$778
Add: Fixed charges	113	123	125	128	136	118
Total earnings available for fixed charges	$1,373	$1,139	$1,240	$1,212	$1,209	$896
Fixed charges:
Interest expense (1)	$64	$75	$77	$81	$90	$95
Interest portion of rental expense	49	48	48	47	46	23
Total fixed charges	$113	$123	$125	$128	$136	$118
RATIOS OF EARNINGS TO FIXED CHARGES	12.15	9.26	9.92	9.47	8.89	7.59
Deficiency of earnings to fixed charges	n/a	n/a	n/a	n/a	n/a	n/a

(1)	Includes amortization of discount related to indebtedness